FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

June 24, 2005

Commission File Number: 333-119497

MECHEL STEEL GROUP OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL WINS ADDITIONAL COKING COAL LICENSE AREAS

Kemerovo, Russia – June 24, 2005 – Southern Kuzbass Coal Company, a subsidiary of Mechel, has won auctions for the right to explore and mine coking coal at three plots with total reserves of 888 million tonnes, according to Russian reserve valuation standards.

According to the decisions of the auction committee, Mechel will receive 20-year licenses through its subsidiary, Southern Kuzbass OAO, for the Olzherasskaya Mine plot of the Olzherassky Coal Deposit, the Razvedochny plot of the Raspadsky Coal Deposit, and the Sorokinsky plot of the Sibirginsky and Tomsky Coal Deposits.  The total cost of the licenses is 1,984.5 million rubles (approximately US $69.3 million(1)). The acquisition of the new mining areas is in line with Mechel’s strategy to further develop its mining segment.

Coal reserves are 600 million tonnes in the Olzherasskaya Mine license area, 150 million tonnes in the Razvedochny license area, and 130 million tonnes in the Sorokinsky license area, according to the Russian reserve valuation standards, and primarily consist of coking coal.  The auction conditions require a minimum of 1 million tonnes of extraction annually during the first stage of development for each of the three areas, and 1.5 million tonnes extraction annually for Razvedochny and Sorokinsky license areas and 2 million tonnes of extraction annually for Olzherasskaya Mine license area during the second stage of development.

“We are continuing the implementation of our strategic program to develop Mechel’s mining segment, which remains a strategic priority and a core business for us. We are very pleased with the outcome of the today’s auctions which, in conjunction with the additional licenses areas we received last winter and this spring, mean that we have acquired, according to Russian reserve valuation standards, license areas totaling over 1.3 billion tonnes of coal in less than a year.  This is a very exciting development for us,” Mechel’s CEO, Vladimir Iorich, said on completion of the auctions.

Russian reserve valuation standards differ from international standards.  Mechel intends to finalize an independent reserve valuation of these license areas with U.S. experts.

(1)               According to the Russian Central Bank exchange rate of 28.62 RUR/$ as of June 24, 2005.

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Mechel OAO

Irina Ostryakova

Phone: +7095-258-18-28

e-mail: irina.ostryakova@mechel.com

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Mechel is one of the leading Russian metals and mining companies.  We unite producers of steel, rolled products, hardware, coal, iron ore concentrate, and nickel.  Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form F-1. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form F-1, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL STEEL GROUP OAO

By:	Vladimir Iorich

Name:	Vladimir Iorich

Title:	CEO

Date:   June 24, 2005